16 SOUTH PENNSYLVANIA • POST OFFICE BOX 754 • OKLAHOMA CITY, OK U.S.A. 73101 • PHONE 405-235-4546 • FAX 405-236-1209

VIA EDGAR Submission

December 20, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Rufus Decker, Accounting Branch Chief, and Lisa Etheredge, Staff Accountant

Re:	LSB Industries, Inc.;
Form 10-K for the Year Ended December 31, 2011;
Filed February 28, 2012; SEC File No. 1-7677;

Ladies and Gentlemen:

On behalf of LSB Industries, Inc. (the “Company”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2011, filed February 28, 2012, SEC File No. 1-7677 (the “Form 10-K”). The SEC comments were delivered to me, Executive Vice President of Finance and Chief Financial Officer of the Company, by letter dated December 3, 2012 (the “Comment Letter”).

The SEC’s comments and the Company’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter. Capitalized terms used herein have the meanings assigned to them in the Form 10-K. Page numbers referenced in responses indicate the pages of the Form 10-K.

Securities and Exchange Commission

Division of Corporation Finance

December 20, 2012

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis…, page 27

Results of Operations, page 38

1. Please revise your future filings to also discuss with quantification under the Other caption on pages 41 and 44 the business reasons for any material changes between periods in these amounts. Please similarly revise the disclosures in your Forms 10-Q in future filings as well.

Response:

In future filings beginning with our Form 10-K for the year ending December 31, 2012, we will discuss the business reasons for any material changes between periods in the disclosed amounts under the Other caption within Results of Operations. We will similarly revise the disclosures in our Forms 10-Q in future filings as well.

Signatures, page 93

2. Please ensure that future filings are separately signed by your principal executive officer, principal financial officer, principal accounting officer or controller in such capacities. Refer to General Instruction D(2)(a) of Form 10-K.

Response:

In future filings beginning with our Form 10-K for the year ending December 31, 2012, we will ensure that the Form 10-K is separately signed by our principal executive officer, principal financial officer, principal accounting officer or controller in such capacities, in accordance with General Instruction D(2)(a) of Form 10-K.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

3. Please tell us your basis in GAAP for presenting the uncaptioned subtotal on page F-4 that appears to represent total stockholders’ equity before treasury stock or revise your presentation in your future Forms 10-K and 10-Q, if appropriate.

Securities and Exchange Commission

Division of Corporation Finance

December 20, 2012

Response:

We are unable to find specific guidance in GAAP concerning the presentation of stockholders’ equity for a company that holds treasury stock. We searched the filings of other reporting companies and note that there seems to be no consistency as to whether the other components of stockholders’ equity are subtotaled before treasury stock; we found filers who present a subtotal amount before treasury stock, while others do not present a subtotal amount. We also searched the 2012 XBRL Taxonomy and found a U.S. GAAP tag to be used for companies that present a subtotal amount. Therefore, our presentation of stockholders’ equity appears appropriate. We note, however, that we utilized an XBRL extension tag (rather than a U.S. GAAP tag) for this subtotal amount for our Form 10-K for the year ended December 31, 2011. We will utilize the U.S. GAAP tag for the subtotal amount in future filings beginning with our Form 10-K for the year ending December 31, 2012.

*      *      *      *       *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Very truly yours, LSB INDUSTRIES, INC.

By:	/s/ Tony M. Shelby
Tony M. Shelby
Executive Vice President of Finance and
Chief Financial Officer